Exhibit 99.1

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2019

TSX: MPVD NASDAQ: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

This Management’s Discussion and Analysis (“MD&A”) as of May 8, 2019 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the MD&A for the year ended December 31, 2018, the unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2019 and the audited consolidated statements for the year ended December 31, 2018. The following MD&A has been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 - Interim Financial Reporting. Except as disclosed in the statements, the interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements for the year ended December 31, 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, the interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

The disclosure in this MD&A of scientific and technical information regarding exploration projects on Mountain Province’s mineral properties has been reviewed and approved by Tom McCandless, Ph.D., P.Geo., while that regarding mine development and operations has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

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Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

HIGHLIGHTS

•	Earnings from mine operations for the three months ended March 31, 2019 and 2018 amounted to $10,160 and $24,565, respectively.

•	Net income for the three months ended March 31, 2019 and 2018 were $2,497 and $67 respectively, or $0.01 earnings per share and $0.00 earnings per share (basic and diluted), respectively. Adjusted EBITDA for those periods were $19,727 and $33,635, respectively (Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section).

•	The Company concluded sales in the first quarter of 2019 totaling 644,000 carats and recognized revenue of $60,696 at an average realized value of $94 per carat (US$71) compared to sales in the first quarter of 2018 totaling 527,000 carats and recognized revenue of $66,565 at an average realized value of $126 per carat (US$99). The decreased in average realized value per carat is mainly due to the sale of a different mix of goods with fewer better-quality stones sold in Q1 2019 compared to Q1 2018.
•	Cash at March 31, 2019 was $11,306 with net working capital of $91,634; US$50,000 revolving credit facility remains undrawn. Cash at December 31, 2018 was $30,708 with net working capital of $87,194.

•	Mining of waste and ore in the 5034 and Hearne open pits for the three months ended March 31, 2019 was approximately 6.7 million tonnes and 2.8 million tonnes, respectively, for a total of 9.5 million tonnes. This represents a 16% increase in tonnes mined over the comparative period in 2018. Ore mined for the first quarter totalled 605,000 tonnes, with approximately 295,000 tonnes of ore stockpile available at quarter end on a 100% basis of the GK mine of which MPV holds 49%.

•	For the three months ended March 31, 2019, the GK Mine treated approximately 871,000 tonnes of ore and recovered approximately 1,585,000 carats on a 100% basis for an average recovered grade of approximately 1.82 carats per tonne (“cpt”). Ore treated increased by approximately 11% over the comparative period. This recovered grade is approximately 15% below the original budget for the three months ended March 31, 2019. The Company’s 49% attributable share of diamond production for the three months ended March 31, 2019 was approximately 777,000 carats.

•	Rough diamond prices for high-value white gem categories strengthened in the first three months of 2019, accompanied by price stabilization in lower-priced diamonds.
•	The Company’s opening sales during Q1 2019 were well attended by customers, with the Company’s second sale registering a record number of individual winners. The Company’s product offering contained a sizeable series of +10.8ct special and fancy colour diamonds including an exceptional 60.59 carat Vivid Fancy Yellow diamond, one of the highest value stones produced to date from the Gahcho Kué mine.
•	Cash costs of production, including capitalized stripping costs, for the three month ended March 31, 2019 were $111 per tonne, and $61 per carat recovered (cash costs of production per tonne and per carat are not defined under IFRS and may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section). The cash costs per tonne treated during the quarter are at the lower end of the Company’s guidance for 2019, but higher than the same period last year. The cost per tonne treated for Q1 2019 is 10% higher than the 2018 average cost of $101 per tonne as expected, and mainly due to additional planned increase in waste tonnes mined. The cash cost of production per carat is higher in Q1 2019 than in Q1 2018 as a result of lower grade material planned for the quarter and subsequently lower carats recovered, in addition to the higher costs associated with larger volumes of waste mined.

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•	The Company revised its 2019 outlook for production as a result of ongoing plant enhancements, this has enabled higher throughput for tonnes treated. The previous 2019 operational outlook consisted of approximately 3.1 million to 3.2 million tonnes treated. The total ore tonnes treated has been revised to 3.2 million to 3.3 million tonnes due to the increased plant performance. The Company maintains its total carat production range of 6.6 million and 6.9 million carats, as previously announced (100% basis) with recovered grades of between 2.12 and 2.16 carats per tonne. The Company also maintains its cost guidance of $110 - $120 per tonne or $50 - $54 per carat recovered for fiscal year 2019.

•	The Company updated the mineral resource estimate for the Faraday 2 kimberlite, within the Kennady North Project to include 5.45 million carats of diamonds contained in 2.07 million tonnes of kimberlite, with an overall grade of 2.63 carats per tonne and an average value of US$140 per carat. This represents a 49% increase in total tonnes and 74% increase in total carats for the Faraday 2 kimberlite.

•	The Company successfully completed the 2019 winter ice road supply campaign in March 2019, which included all required fuel and supplies. The campaign required 1,735 truckloads, and transported nearly 50 million litres of fuel.

The following table summarizes key operating highlights for the three months ended March 31, 2019 and 2018.

		Three months ended	Three months ended
		March 31, 2019	March 31, 2018

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	605	741
*Waste tonnes mined	kilo tonnes	8,923	7,461
*Total tonnes mined	kilo tonnes	9,528	8,202
*Ore in stockpile	kilo tonnes	295	796

Processing
*Ore tonnes treated	kilo tonnes	871	786
*Average plant throughput	tonnes per day	9,467	8,733
*Average diamond recovery	carats per tonne	1.82	2.09
*Diamonds recovered	000's carats	1,585	1,641
Approximate diamonds recovered - Mountain Province	000's carats	777	804
Cash costs of production per tonne, net of capitalized stripping **		$94	75
Cash costs of production per tonne of ore, including capitalized stripping**		$111	76
Cash costs of production per carat recovered, net of capitalized stripping**		$52	36
Cash costs of production per carat recovered, including capitalized stripping**		$61	37

Sales
Approximate diamonds sold - Mountain Province***	000's carats	644	527
Average diamond sales price per carat	US	$ 71	$ 99

* at 100% interest in the GK Mine
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange and NASDAQ under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the Gahcho Kué diamond mine (the “GK Mine”), located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement.

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The Company’s primary assets are its aforementioned 49% interest in the GK Mine and 100% owned Kennady North Project (“KNP”). On April 13, 2018, the Company completed the asset acquisition of Kennady Diamonds Inc. (formerly KDI.V on the TSX Venture exchange), which included 100% of the mineral rights of the Kennady North Project.

The Company’s strategy is to mine and sell its 49% share of rough diamonds at the highest price on the day of the close of the sale. The Company’s long-term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth. The Company also expects to build value through exploration and development of the Kennady North Project which covers properties adjacent to the GK Mine.

During the three months ended March 31, 2019, the Company held two sales in Antwerp. Sales are held ten times per year, approximately every five weeks. The Company anticipates conducting three sales in the second quarter of 2019, two sales in the third quarter, and three sales in the fourth quarter.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife. The mine covers 10,353 hectares, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator. The Project hosts four primary kimberlite bodies - 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Between 2014 and 2016, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at March 31, 2019, the Company’s share of the letters of credit issued were $23.4 million (December 31, 2018 - $23.4 million).

Mining and Processing

For the three months ended March 31, 2019, on a 100% basis, a total of 9.5 million tonnes of waste and ore had been extracted from the 5034 and Hearne open pits, compared to the original first quarter plan of approximately 9.8 million (96% of plan), as a result of harsher weather conditions than normal, higher waste cycle, and equipment failure. In comparison to the same quarter last year, the total tonnes mined were 16% higher. For the year ended December 31, 2018, on a 100% basis a total of 41.4 million tonnes of waste and ore had been extracted from the 5034 and Hearne open pit, compared to an original plan of approximately 43.3 million tonnes (96% of plan).

Total ore tonnes mined in Q1 2019 were 605,000 tonnes compared to 741,000 tonnes of ore mined in Q1 2018 for a 19% decline. The total ore tonnes mined were slightly less than planned for in Q1, due to extended excessive cold weather periods which prevented access to certain parts of the orebody. The ore stockpile has been utilized to accommodate higher throughput in the plant. The shortfall of ore tonnes mined year to date will be caught up during the summer months.

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For the three months ended March 31, 2019, 871,000 tonnes of kimberlite ore were treated (compared to an original plan of 794,000 tonnes) with 1,585,000 carats (100% basis) being recovered at a grade of 1.82 carats per tonne (Q1 2018 - 786,000 tonnes of kimberlite ore were treated with 1,641,000 carats being recovered at a grade of 2.09 carats per tonne). This is in line with the budget for the first quarter of 2019. The average grade for the first quarter has been lower than the average for 2018, but in line with the expected outcome for Q1. The lower grade during the quarter was partly driven by adverse weather conditions preventing access to planned higher grade ore areas as well as mine plan sequencing where lower grade ore was mined from the South West Corridor and parts of the Hearne pit. In addition to this, the plant enhancements and the change to the bottom screen sizes has resulted in higher throughput in the plant. The changes have resulted in a coarser size frequency distribution and are expected to translate into increased average value per carat recovered. The plant enhancements will continue to be implemented and monitored as the year progresses.

The plant treated 870,949 tonnes, or approximately 9,677 tonnes per day, 11% higher than the same period last year, and recovered just under 1.6 million carats. The Gahcho Kué Mine remains on track to achieve it’s 2019 production guidance of 6.6 - 6.9 million carats.

At March 31, 2019, there was approximately 295,000 tonnes (100% basis) of stockpiled ore. Sufficient ore is available from the stockpile and 5034 and Hearne pits to meet the planned process throughput rates for 2019.

At March 31, 2019, the GK Mine had 520,206 carats on a 100% basis in rough diamond inventory at the GK Mine and at the sorting facility in Yellowknife. The Company had 716,122 carats within its sale preparation channel plus its share of carats at the GK Mine and sorting facility for a total of 968,435 carats in inventory.

Diamond Sales

The Company undertook two sales of diamonds during the first quarter of 2019 in Antwerp, Belgium and anticipates holding ten sales in 2019. The majority of the Company’s revenue is derived from its sales on the open market, with the remainder attributed to sales of fancies and specials directly to De Beers on such occasions where De Beers has won the periodic fancies and specials bidding process. The average realized value per carat for all sales held in the three months ended March 31, 2019 was US$71 per carat.

The following chart summarizes the sales for the trailing eight quarters:

* Although the final sale in this quarter closed on June 22, 2018, the sale of 43,000 carats occurred during the first half of July for IFRS purposes. The amount of revenue recognized for the 43,000 carats was approximately US$8.1 million or $10.7 million.

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The following table summarizes the results for sales in 2019:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Q1	644	$ 45,810	$ 71

The following table summarizes the results of sales in 2018:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Q1	527	$ 52,358	$ 99
Q2(1)	1,157	$ 84,956	$ 73
Q3	746	$ 49,067	$ 66
Q4	823	$ 53,629	$ 65
Total	3,253	$ 240,010	$ 74

Note: Sales made directly to De Beers are attributed to the closest tender.

(1) Although 1,157,000 carats were sold, in accordance with IFRS only 1,114,000 carats could be recognized as sales proceeds in the quarter. The remaining 43,000 carats were recognized in Q3 2018. The amount of revenue recognized for the 43,000 carats was approximately US$8.1 million or $10.7 million.

Rough diamond prices for high-value white gem categories strengthened in the first three months of 2019, accompanied by a welcome stabilization in the prices of many lower-value articles. The Company’s product offering in the first two sales of 2019 contained a sizeable series of +10.8ct special and fancy colour diamonds, and included an exceptional 60.59 carat Vivid Fancy Yellow diamond, which generated considerable interest and competition.

After two successful years of sales, the Gahcho Kué goods are now firmly established in the market and attract regular and sustained interest from customers. The Gahcho Kué orebody and product profile are complex, producing a broad range of white commercial goods together with a consistent supply of exceptional, high value, gem quality diamonds as well as large volumes of small diamonds, and brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence for which the Company has attracted specialist customers who are developing strategies to market this product characteristic.

The Company’s diamond products have a market and an established customer base. With the natural exception of some industrials, the majority of the Company’s diamonds are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewellery markets of the US, India and China.

Having transitioned from an explorer and mine developer into a diamond marketer. The Company is in early stage development of a diamond marketing brand that promotes the unique attributes of the our diamonds to support demand through their distribution channels with the potential to reach the consumer level.

Given the complexities of the Gahcho Kué rough diamond product profile and the nature of the Joint Venture’s production splitting process, the mix of diamond categories present in an individual sale may differ. Each sale’s results can and may vary.

2019 Production Outlook

The Company revised its 2019 outlook for production as a result of ongoing plant enhancements, this has enabled higher throughput for tonnes treated. The previous 2019 operational outlook consisted of approximately 3.1 million to 3.2 million tonnes treated. The total ore tonnes treated has been revised to 3.2 million to 3.3 million tonnes due to the increased plant performance. The Company maintains its total carat production range of 6.6 million and 6.9 million carats, as previously announced (100% basis) with recovered grades of between 2.12 and 2.16 carats per tonne. The Company also maintains its cost guidance of $110 - $120 per tonne or $50 - $54 per carat recovered for fiscal year 2019.

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Diamond Outlook

Rough diamond sales for the first quarter of 2019 were reportedly down 30% year-on-year, as the major producers delivered lower volumes and polished manufacturers scaled down their operations. In March, De Beers announced its new term contract supply arrangements, via the Intention to Offer or ITO planning process, which indicates the nature and value of rough diamonds De Beers anticipates offering its customers over a fixed-term selling period. ITO volumes are reported to be 20-25% lower than the 2015-2018 terms as De Beers reconciles increased sales to beneficiation sights against lower over production as a result of mine closure and the Venetia mine’s transition to underground operations.

Rough diamond prices strengthened in the first three months of the year, particularly for the larger, better-quality product segments that contribute the majority of Gahcho Kué production value. Prices for smaller, cheaper rough diamond categories stabilised in the first quarter which was a welcome development after the sustained price pressure this segment experienced through the latter half of 2018.

Diamond trading is expected to remain cautious in the second quarter amid industry efforts to restore the balance between supply and demand.

Despite a slowdown in the fourth quarter, global diamond jewellery sales in full year 2018 grew 4% year-on-year to US$ 85.9 billion, according to Alrosa’s luxury and jewellery market research. The disappointment of the 2018 holiday season was widely reported by many jewellery retailers in the US and China, and was driven by reduced levels of consumer confidence, economic uncertainty and market volatility of late Q4 2018. The disappointing holiday season led to subdued levels of polished restocking in Q1 2019 as jewellers remain conservative in their 2019 projections.

There was some positive news issued in the first quarter of the year that reflects the continued health of the high-end luxury goods and fine jewellery markets. Leading luxury products and jewellery retailers, LVMH and Tiffany & Co., reported record sales in 2018 with healthy growth recorded across all markets. In other positive news, Hong Kong government statistics for January 2019 indicate increased tourism from Mainland China and early Lunar New Year shopping boosted retail sales of jewellery, watches and other valuables compared with the last month of 2018.

The Indian manufacturing industry continues to address the challenges of financial restructuring. Indian banks have reportedly reduced their credit exposure to the diamond industry by almost 50% and some Indian manufacturers are reported to have liquidated polished stocks at discounts to service bank debt before the March 31 closure of the Indian financial year.

Long-term industry supply and demand fundamentals are more positive with the anticipated closure of older and depleted mines and year-on-year growth forecast for global diamond jewellery consumption.

Gahcho Kué Capital Program

During the three month period ended March 31, 2019, budgeted stay in business capital items, including the gymnasium, office upgrades, electrical and instrumentation shop upgrades, and several pumping upgrades to assist with dewatering had taken place. All capital additions in the period are considered sustaining capital expenditure, and are largely on budget. Stay in business capital does not include deferred stripping.

Gahcho Kué EXPLORATION

Subsequent to the GK Mine achieving commercial production in early 2017, exploration at the GK Mine began in the second half of 2017 with the implementation of airborne magnetics and electromagnetics over the entire lease area with the goal of identifying targets for adding resources to the GK Mine. A ground gravity survey was also conducted in the region between the Tesla and Tuzo kimberlites and within the Southwest Corridor. In August 2018, a high-resolution aeromagnetic survey with a superconducting quantum interference device (‘SQUID’) was completed. The SQUID survey incorporated a total of 1,630 line kilometers with tie lines at 200 meters spacing and survey lines at 35 meter spacing.

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Exploration drilling conducted in 2018 focused on finding kimberlite between the north and south lobes of the Hearne kimberlite, establishing the Southwest Corridor between 5034 and Hearne, confirming the Northeast Extension between 5034 and Tuzo, particularly around the North Pipe kimberlite, and confirming the Curie ground gravity target located between the Tesla and Tuzo kimberlites as kimberlite.

Drilling confirmed that the north and south lobes of the Hearne kimberlite are connected by a kimberlite breccia. The kimberlite breccia is present at 40 metres depth vertically from the surface and extends vertically to at least as deep as 220 metres from surface. A summary of drill results from Hearne is provided below.

Hearne - 2018 Drilling Results (reported July 11, 2018)

Drill Hole	Azimuth	Inclination	Intercept (m)[1]			Intercept True Thickness (m)[2]	End of Hole (m)
			From	To	Length
MPV-18-458C	273	-51	231.34	284.65	53.31	40.90	320
MPV-18-459C	228	-54	-	-	-	-	380
MPV-18-461C	293	-53	-	-	-	-	284
MPV-18-462C	250	-50	54.00	102.78	48.78	27.30	134
MPV-18-464C	297	-53	-	-	-	-	413
MPV-18-466C	280	-50	-	-	-	-	416
[1] The intercept for MPV-18-458C is composed of 96% of kimberlite granite breccia with 4% internal granitic dilution. The intercept for MPV-18-462C is composed of 98% of kimberlite granite breccia with 2% internal granitic dilution. Kimberlite granite breccia is defined as having greater than 50% kimberlite present. [2]Defined as the horizontal distance between drill hole contacts based on Hearne as a linear shape striking at an average azimuth of 353[o] and with vertical contacts.

Drill testing of the 5034-Tuzo Corridor initially focused on the zone between the 5034 pipe and the North Pipe, and the zone extending immediately northeast of the North pipe. Drilling has confirmed kimberlitic material between the north lobe of 5034 and the North Pipe, as well as in the corridor extending northeast of the North Pipe towards Tuzo. The kimberlitic material extends vertically from 248 meters to 350 meters depth. A summary of results from the drill programs is provided in the table below.

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Northeast Extension (‘NEX’) - Summer 2018 Drilling Results (reported September 17, 2018)

Drill Hole	Azimuth	Inclination	Intercept[1] (m)			Intercept True Thickness[2] (m)	End of Hole (m)
			From	To	Length
MPV-18-460C3	137	-49	360.36	394.86	34.50	26.80	452.0
MPV-18-465C4	139	-49	329.00	338.10	9.10	6.80
			355.65	356.00	0.35	ND	401.0
MPV-18-467C	136	-54	389.60	439.90	50.30	32.90	462.2
MPV-18-469C	132	-59	329.75	443.82	114.07	72.50	473.0
MPV-18-470C	302	-57	189.65	189.66	0.01	ND	212.0
MPV-18-473C	117	-66	371.58	383.55	11.97	5.00	629.0
MPV-18-475C	130	-51	304.20	389.00	84.80	59.00	419.0
[1]Intercepts are not true thicknesses. [2]Defined as the horizontal distance between drillhole pierce points, based on the 5034 extension as elongate striking roughly N45E and with vertical contacts. [3]The 26.8m intercept for MPV-18-460C includes 13% granite and granite breccia. [4]The 6.8m intercept for MPV-18-465C includes 39% kimberlite granite breccia with <50% internal granitic dilution. The intercept for MPV-18-462C is kimberlite granite breccia. Granite breccia is defined as having greater than 50% kimberlite present. ND = Not determined. Drillholes MPV-18-459C, MPV-18-461C, MPV-18-464C, MPV-18-466C and MPV-18-474C did not intersect kimberlite.

At the Curie target kimberlite was encountered at a vertical depth of 18 meters, with the deepest intercept occurring at 119 meters. The Curie kimberlite lies within the proposed open pit mine plan for the Tuzo kimberlite, and midway between Tuzo and the Tesla kimberlite. Drill results for the Curie kimberlite are provided in the table below.

Curie Kimberlite - Summer 2018 Drilling Results (reported September 17, 2018)

Drill Hole	Azimuth	Inclination	Intercept[1] (m)			Intercept True	End of Hole (m)
			From	To	Length	Thickness[2] (m)
MPV-18-463C	310	-48	35.98	66.50	30.52	ND2
			93.70	146.40	52.70	ND	195.9
MPV-18-468C	114	-47	159.77	163.25	3.48	ND	251.0
MPV-18-471C	309	-47	25.10	37.60	12.50	ND	37.6
MPV-18-472C	311	-48	33.90	44.60	10.70	ND	257.0
[1]Intercepts are not true thicknesses. [2]The geometry of Curie is not sufficiently known to determine true thicknesses.

The Currie kimberlite is likely a blowout of the Dunn kimberlite sheet, which is located in an area of the northwest wall of the planned Tuzo pit towards the Tesla pipe. The vertical extent of the Curie body remains to be determined.

An 18-hole drill program based on a 50 metre by 50 metre spacing was completed in the Southwest Corridor (including drill results from the 2017 program). Drilling results are summarized in the table below.

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Southwest Corridor - 2018 Drilling Results (reported April 10, 2018)

Drill Hole ID	Target	Azimuth	Inclination	Intercept (m)[1,2]			Intercept True Thickness (m)[3,8]	Intercept Composition %[1]				End of Hole (m)
				From	To	Length		Kimberlite[4]	Kimberlite Granite Breccia[5]	Granite Kimberlite Breccia[6]	Internal Granitic Waste[7]
MPV-17-435C	5034 South West Corridor / South Pipe	300	-54	76.65	120.08	43.43	25.40	64%	8%	0%	28%	126
MPV-17-436C	5034 South West Corridor / South Pipe	311	-54	107.00	130.23	23.23	13.80	44%	44%	0%	12%	164
MPV-17-437C	5034 South West Corridor / South Pipe	329	-54	151.80	199.70	47.90	26.40	31%	60%	0%	9%	230
MPV-17-438C	5034 South West Corridor / South Pipe	285	-50	151.60	157.00	5.40	3.10	0%	100%	0%	0%	191
MPV-17-439C	5034 South West Corridor / South Pipe	305	-60	157.00	164.50	7.50	3.50	0%	100%	0%	0%	224
MPV-17-440C	5034 South West Corridor / South Pipe	327	-50	211.27	229.40	18.13	11.60	7%	82%	8%	3%	284
MPV-18-441C	5034 South West Corridor / South Pipe	309	-58	196.20	197.76	1.56	0.80	100%	0%	0%	0%	283
MPV-18-442C	5034 South West Corridor / South Pipe	330	-51	229.87	253.15	23.28	14.40	5%	0%	95%	0%	284
MPV-18-443C	5034 South West Corridor / South Pipe	130	-49	62.69	89.60	26.91	18.10	0%	100%	0%	0%	122
MPV-18-444C	5034 South West Corridor / South Pipe	268	-46	16.30	50.40	34.10	19.30	99%	1%	0%	0%	89
MPV-18-445C	5034 South West Corridor / South Pipe	300	-46	37.75	56.83	19.08	13.20	100%	0%	0%	0%	100
MPV-18-446C	5034 South West Corridor / South Pipe	244	-46	73.57	119.18	45.61	20.00	9%	34%	57%	0%	185
MPV-18-447C	5034 South West Corridor / South Pipe	25	-53	31.38	199.49	168.11	N/A	61%	23%	11%	6%	230
MPV-18-448C	5034 South West Corridor / South Pipe	319	-61	109.90	110.34	0.44	0.20	100%	0%	0%	0%	143
MPV-18-449C	5034 South West Corridor / South Pipe	293	-54	129.80	131.10	1.30	0.80	100%	0%	0%	0%	170
MPV-18-450C	5034 South West Corridor / South Pipe	16	-53	26.10	57.00	30.90	N/A	0%	100%	0%	0%	146
MPV-18-450C	5035 South West Corridor / South Pipe	16	-53	78.23	146.00	67.77	N/A	69%	7%	22%	2%	146
MPV-18-452C	5034 South West Corridor / South Pipe	275	-46	51.00	51.50	0.50	0.30	100%	0%	0%	0%	92
MPV-18-454C	5034 South West Corridor / South Pipe	335	-50			0.00	0.00	0%	0%	0%	0%	380
[1] Intercept is composed of Kimberlite, Kimberlite Granite Breccia, Granite Kimberlite Breccia, and Internal Granitic Dilution; [2] Not true thickness; [3] Estimated true thickness; [4] Hypabyssal Kimberlite; [5] Kimberlite > 50%; [6] Kimberlite < 50%; [7]Consists of Granite and Granite Breccia; [8] Holes MPV-18-447C and MPV-18-450C are drilled on strike and therefore cannot be used determine true thickness.

Upon completion of the drill program, select intervals of SWC core were processed for microdiamond recovery by caustic fusion at the SRC (Saskatoon, SK), an ISO/IEC 17025 accredited laboratory for caustic fusion analyses. A total of 3,289 diamonds with dimensions greater than a 0.075mm square mesh screen were recovered from 535 kilograms of kimberlite. A focused mining sample of SWC kimberlite that was accessed from the 5034 pit was processed through the Gahcho Kué Dense Media Separation facility, generating a total of 19,567 carats (+1 DTC) in a total of 18,881 tonnes.

KENNADY NORTH PROJECT

The Kennady North property covers a portion of the southeastern Slave Geological Province, an Archean terrane ranging in age from 4.03 Ga to 2.55 Ga. The area consists of granodiorite, high-grade gneiss and migmatite, along with volcanic and sedimentary supracrustal rocks typical of many greenstone belts in the Slave Province. The kimberlite bodies in the Kennady Lake/Gahcho Kué area were emplaced between 531-542Ma during the Cambrian Period. Erosional processes since emplacement may have been significant, stripping the kimberlites almost to their root zones but still preserving the hypabyssal and diatreme facies. The Kennady North property hosts five known kimberlites to date; Kelvin, Faraday 2, Faraday 1-3, MZ, and Doyle. The following map shows the location of the Kennady North property relative to the GK Mine, and the holdings consist of 22 federal leases and 58 claims covering an area of 67,164 hectares.

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KENNADY NORTH PROJECT EXPLORATION

Exploration at Kennady North commenced in the early 1990’s and resulted in the discovery of the diamond-bearing Kelvin, Faraday, MZ and Doyle kimberlite occurrences. Kennady Diamonds recovered significant diamonds between 2014 and 2017. The diamond package from the Kelvin and Faraday kimberlites, using the size-frequency distribution curves, indicated that these kimberlites may be of comparable grade to the 5034 and Hearne kimberlites at the GK Mine.

A 2018 exploration program which was completed in May 2018 had three objectives: delineation drilling at Faraday 2, geotechnical drilling adjacent to Faraday 2 and Faraday 1-3, and drill testing of exploration targets within the Kelvin-Faraday Corridor. A total of 38 drill holes were completed for a program total of 6,826 metres. All of the drilling results were reported in a Kennady Diamonds news release on May 23, 2018.

Drilling at Faraday 2 kimberlite focused on the northwest extension, which extends the Faraday 2 kimberlite by over 150 metres. Geologic units in the inferred near-surface resource extend into the northwest extension and the completed drilling will enable the full projection of Faraday 2 to advance to an inferred level of confidence. Drilling results for Faraday 2 are summarized in the following table.

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Faraday 2 - Winter 2018 Geotechnical and Delineation Drill Program

Drill Hole	Drill Hole Purpose	Azimuth	Inclination	Intercept[1] (m)			End of Hole (m)
				From	To	Intercept
KDI-18-010	Geotech/Delineation	220	-65	270.91	322.70	51.79	346
KDI-18-011	Delineation	040	-65	280.74	313.26	32.52	350
KDI-18-012a	Delineation/Exploration	000	-90	254.33	270.52	15.18[2]	334
				279.68	292.94	11.37[2]	334
				297.36	298.34	0.45[2]	334
				304.00	305.45	0.51[2]	334
KDI-18-012b	Delineation/Exploration	305	-80	-	-	-	317
KDI-18-010	Geotech/Delineation	038	-66	258.69	288.97	28.05[2]	319
[1]Intercepts are not true thicknesses. [2]Includes minor country rock intercepts.

Drill core from the Faraday 2 delineation and geotechnical program reported above and the drilling conducted in 2017 was shipped to SRC (Saskatoon, SK) for caustic fusion recovery of microdiamonds. SRC has conducted all of the caustic fusion and dense media separation analyses since the KNP was initiated in 2012.

The samples weighed a combined total of 2.101 tonnes and generated 9,218 diamonds larger than a 0.106 mm square mesh screen. A sample grade of 4.9 carats per tonne for 267 stones greater than 0.85mm in size is similar to sample grades from previous microdiamond test results of Faraday 2. The microdiamond results will be used to increase the inferred resource at Faraday 2. This work is being conducted by SRK (Vancouver, BC) and will be completed in Q1 of 2019. Results for the microdiamond test of the Faraday 2 extension are shown in the table below.

Faraday 2 - Winter 2018 Microdiamond Results

Sample Weight (Dry Tonnes)	Number and Weights of Diamonds according to Sieve Size Fraction (mm)											Total Diamonds	Total Carats) (+0.85mm
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
2.101	3645	2197	1441	908	481	279	146	90	19	8	4	9218	10.4

One drillhole was completed at Faraday 1-3 was designed to test the geotechnical characteristics of country rock for the purposes of open pit mine design and was not expected to intersect kimberlite. Results are summarised in the table below.

Faraday 1-3 - Winter 2018 Geotechnical Drilling Results

Drill Hole	Drill Hole Purpose	Azimuth	Inclination	Intercept (m)			End of Hole (m)
				From	To	Intercept
KDI-18-017	Geotechnical	320	-45	-	-	-	189

In addition to the geotechnical, delineation and exploration drilling, associated geotechnical surveys, ground water sampling and other required test work was also successfully completed in the winter program. The combined work is expected to help advance the Faraday kimberlites from a scoping-level to a pre-feasibility level of confidence in terms of geotechnical analysis.

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Three geophysically-defined grassroots exploration targets located in close proximity to the Faraday kimberlites were also drill-tested. All of the seven drill holes intersected kimberlite, consisting of kimberlite sheet complexes with the largest intercept being 5.4 metres of coherent kimberlite. Drill results for the grassroots exploration targets are summarized in the table below.

Grassroots Exploration - Winter 2018 Drilling Results

Drill Hole	Geophysical Target	Azimuth	Inclination	Intercept[1] (m)			End of Hole (m)
				From	To	Intercept
KDI-18-014a	Target #18-01	000	-90	34.53	35.55	1.02	165
				46.20	46.31	0.11	165
KDI-18-014b	Target #18-01	017	-45	89.33	89.54	0.21	199
				91.15	93.64	2.49	199
				95.18	95.47	0.29	199
				96.89	98.09	1.20	199
KDI-18-015	Target #18-01	283	-45	78.87	79.18	0.31	199
				91.66	97.30	5.41[2]	199
KDI-18-16a	Target #18-02	000	-90	64.48	66.49	2.01	119
				75.18	76.91	0.93[2]	119
KDI-18-16b	Target #18-02	220	-65	61.03	61.31	0.28	131
				62.00	65.37	2.29[2]	131
KDI-18-16c	Target #18-02	220	-45	66.89	68.98	1.68[2]	122
				79.51	82.65	3.14	122
KDI-18-018a	Target#18-03	340	-90	128.00	133.00	5.00	179
[1]Intercepts are not true thicknesses. [2]Includes minor country rock intercepts.

In each case, the geophysical targets were explained by intervals of highly altered and fractured country rock associated with kimberlite sheets. Similarly fractured and altered country rock is associated with both the Kelvin and the Faraday kimberlites. These latest results will be utilized in conjunction with other exploration data to prioritize remaining geophysical targets for future drill testing.

A brief program was also conducted in summer 2018, including a geotechnical drillhole completed at Faraday 2 and continued collection of baseline environmental data. The drillhole at Faraday 2 targeted an area with limited geotechnical data in the country rock adjacent to the kimberlite, but also passed through the kimberlite itself. Results for the single geotechnical drillhole are provided in the table below.

Faraday 2 - Summer 2018 Geotechnical Drilling Results

Drill Hole	Drill Hole Purpose	Azimuth	Inclination	Intercept[1] (m)			End of Hole (m)
				From	To	Intercept
KDI-18-027	Geotechnical	90	-50	128.62	176.52	47.90	229
[1]Intercepts are not true thicknesses.

The Kelvin, Faraday 2 and Faraday 3 geological model domains have been adopted as the resource domains for the estimation of Mineral Resources. The volumes of these domains were combined with estimates of bulk density to derive tonnage estimates. Bulk sampling programs using large diameter RC drilling were conducted to obtain grade and value information. Microdiamond data from drill core were used to forecast grades for the different kimberlite lithologies. Details of the modeling are available in the 2016 Technical Report and the 2017 Technical Report.

The work outlined in these reports has defined a total Indicated Mineral Resource for the Kelvin kimberlite of 8.5 million tonnes at an average grade of 1.6 carats per tonne and an overall average diamond value of US$63 per carat. An Inferred Mineral Resource has been determined for portions of Faraday 2 and 1-3, totaling 3.27 million tonnes at an average grade of 1.54 cpt and an average diamond value of US$98 per carat. Both estimates are on the basis of a 1mm bottom cut-off. Details are provided in the table below.

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Mineral Resource Estimates for the Kelvin and Faraday Kimberlites (as of December 2017)

Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)

Kelvin	Indicated	8.50	13.62	1.60
Faraday 2 and Faraday 1-3	Inferred	3.27	5.02	1.54

(1) Mineral Resources are reported at a bottom cut-off of 1.0 mm. Incidental diamonds are not incorporated in grade calculations.
(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Relevant parameters for two minor domains of the Faraday 2 and for all of the Faraday 1 kimberlite are not sufficiently well-constrained by available data to define Mineral Resources. These deposits are defined as Target for Further Exploration (TFFE) with estimates of the potential ranges of volume, tonnes and grade (where possible) provided in the table below.

Target for Further Exploration for the Faraday Kimberlites (as of December 2017)

Resource	Volume (Mm3)		Tonnes (Mt)		Grade (cpt)
	Low	High	Low	High	Low	High
Faraday 1-3	0.20	0.50	0.60	1.20	1.50	3.70
Faraday 2	0.01	0.02	0.01	0.04	-	-

(1) The estimate of a TFFE is conceptual in nature as there has been insufficient exploration to define a Mineral Reserve and it is uncertain if future exploration will result in the estimate being delineated as a Mineral Reserve.

In the latter half of 2018, exploration at Kennady North focused on compiling all in-house data in order to identify and prioritize kimberlite targets. This included the acquisition of historical data from GGL Resources (‘GGL data’) that cover the area of interest of the Kennady North Project. This acquisition in the form of a perpetual lease of the GGL data was completed in December 2018 for a one-time cash payment of CAD$30,000. The historic and GGL data have been incorporated into a user-friendly GIS platform that also includes an updated interpretation of the surficial geology. The updated interpretation combines new field mapping and sampling with a recent LIDAR survey of the project area to generate a till sample ranking scheme. The ranking scheme was then combined with geophysical and till sampling results to generate target areas for follow-up sampling and drilling. Some of these target areas will be the focus of exploration in 2019.

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Results of operations

The Company, as discussed above, held two sales of diamonds during the three months ended March 31, 2019.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars
		Three months ended
	March 31	December 31	September 30	June 30
	2019	2018	2018	2018

Earnings and Cash Flow
Number of sales	2	3	2	3
Sales	$60,696	70,477	74,852	99,075
Operating income	$3,639	7,144	19,952	11,187
Net income (loss) for the period	$2,497	(30,204)	17,483	(6,280)
Basic and diluted (loss) earnings per share	$0.01	(0.15)	0.08	(0.03)
Adjusted EBITDA*	$19,727	26,512	37,948	41,062
Cash flow provided by (used in) operating activities	$(8,880)	41,818	33,319	59,007
Cash flow provided by (used in) investing activities	$(10,320)	(14,915)	(10,175)	(38,485)
Cash flow provided by (used in) financing activities	$(233)	(23,398)	(29,017)	(15,535)
Balance Sheet
Total assets	$993,390	979,877	969,245	974,816

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

		Three months ended
	March 31	December 31	September 30	June 30
	2018	2017	2017	2017

Earnings and Cash Flow
Number of sales	2	3	2	3
Sales	$66,565	77,242	65,218	27,648
Operating income (loss)	$20,125	11,176	20,657	7,663
Net (loss) income for the period	$67	(15,927)	27,669	7,554
Basic and diluted (loss) earnings per share	$0.00	(0.10)	0.17	0.05
Adjusted EBITDA*	$33,635	54,937	37,570	13,159
Cash flow provided by (used in) operating activities	$1,759	36,389	49,238	(15,737)
Cash flow provided by (used in) investing activities	$(16,098)	54,079	(38,715)	18,217
Cash flow provided by (used in) financing activities	$(188)	(62,970)	(7,871)	(8,826)
Balance Sheet
Total assets	$823,966	795,066	884,806	857,320

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

**Diamonds produced prior to the declaration of commercial production on March 1, 2017 were not recorded as sales and were recorded as pre-production sales as assets under construction, included in property, plant and equipment. Sale 5 in June 2017 was the first sale recorded in the statement of comprehensive income.

The Company holds ten sales per year in Antwerp, Belgium, and has alternated between two and three sales per quarter over the past two years. Typically, quarters with three sales have resulted in higher overall sales and operating income levels. The operating income of $7,144 in the three months ended December 31, 2018 is lower than a typical three sale quarter as a result of product mix and a lower than expected volume of carats sold due to timing in the sales distribution channel. The three month period ended March 31, 2019 resulted in a lower operating income compared to the same period in 2018, mainly due to a the plant treating, on a 100% basis, 871,000 tonnes of ore, of which 259,000 tonnes were drawn down from the ore stockpile balance from year end to which costs are now allocated to cost of sales compared to 786,000 tonnes of ore treated of which 45,000 tonnes were drawn down from the ore stockpile for the same period in 2018. Also, the decrease in overall sales is attributed to a lower quantity of fancies and specials included in the product mix, and a significant increase in overall exploration and evaluation expenditures as a result of the KNP expenditures being included in 2019, while it was not yet acquired in the comparative period for 2018.

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summary of FIRST Quarter Financial Results

Three months ended March 31, 2019 compared to the three months ended March 31, 2018, expressed in thousands of Canadian dollars.

For the three months ended March 31, 2019, the Company recorded a net income of $2,497 or $0.01 earnings per share compared to net income of $67 or $0.00 earnings per share for the same period in 2018. A significant difference was earnings from mine operations of $10,160 in the three months ended March 31, 2019, compared to $24,565 for the same period in 2018. The decrease is due to an increase in production costs as a result of higher tonnes mined and an increase in average plant throughput compared to the same period in 2018. The most significant impact on net income was the foreign exchange gain, for the three months ended March 31, 2019, of $8,647, compared to foreign exchange loss of $10,376 for the same period in 2018. This was largely driven by the Canadian dollar strengthening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollars at the spot rate at the period ended March 31, 2019. Additionally, the Company incurred $3,622 in exploration and evaluation expenses for the three months ended March 31, 2019 compared to $871 for the same period in 2018. The increase in exploration and evaluation expenses is a result of $2,463 on the KNP and $1,159 on the GK mine where as in the prior comparative period, all exploration and evaluation expenses were incurred on the GK mine.

Earnings from mine operations

Earnings from mine operations for the three months ended March 31, 2019 were $10,160, compared to $24,565 for the same period in 2018. For the three months ended March 31, 2019, diamond sales related to 644,000 carats were $60,696. The average diamond sales price per carat was approximately US$71, which resulted from a slight decline in overall prices, predominantly in the lower run of mine categories in the diamond market, compared to the March 31, 2018 period. The overall decrease in sales can also be attributed to a lower volume and quality of fancies and specials included in the product mix, relative to the same three month period in 2018. Production costs (net of capitalized stripping costs) related to diamonds sold for the three months ended March 31, 2019 were $28,786; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three months ended March 31, 2019 were $15,799; and the cost of acquired diamonds for the three months ended March 31, 2019 were $5,951, which had been previously paid to De Beers when winning the periodic fancies and specials bids. Resultant earnings from mine operations were $10,160. For the three months ended March 31, 2018, diamond sales volume related to 527,000 carats were $66,565. Production costs (net of capitalized stripping costs) related to diamonds sold for the three months ended March 31, 2018 were $18,914; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three months ended March 31, 2018 were $13,083; and the cost of acquired diamonds for the three months ended March 31, 2018 were $10,003. The increase in production costs for the three months ended March 31, 2019, over the same period in 2018, is mainly due to the higher than normal costs of production per carat in the final quarter of 2018 now being included in the statement of comprehensive income for carats sold. These higher costs were included in the final rough diamond and ore stockpile inventories for the year ended December 31, 2018.

Selling, general and administrative expenses

Selling, general and administrative expenses for the three months ended March 31, 2019 were $2,899 compared to $3,589 for the same period in 2018. The main expenses included in these amounts for the three months ended March 31, 2019 were $1,292 relating to selling and marketing, $649 related to consulting fees and payroll, and $219 relating to share-based payment expense. The main expenses included in these amounts for the three months ended March 31, 2018 were $1,566 relating to selling and marketing, $435 related to consulting fees and payroll, and $424 relating to share-based payment expense. This decrease in overall selling, general and administrative costs can mainly be attributed to lower selling and marketing costs due to renegotiations of sales distribution channel contracts.

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Exploration and evaluation expenses

Exploration and evaluation expenses for the three months ended March 31, 2019, were $3,622, compared to $871 for the same period in 2018. Exploration and evaluation expenses have grown significantly in the period due to the acquisition of Kennady Diamonds Inc., which was effective April 13, 2018, and the exploration on the properties of the GK Mine have ramped up with the goal of identifying targets for adding potential resources. Kennady Diamonds Inc. owns the rights to the KNP, which continue to be further developed through continuous exploration and evaluation drill programs. Of the $3,622 total exploration and evaluation expenses incurred in the three months ended March 31, 2019, $1,159 related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $2,463 related to those spent on the KNP.

Net finance expenses

Net finance expenses for the three months ended March 31, 2019 were $9,788 compared to $9,700 for the same period in 2018. Included in the amount for the three months ended March 31, 2019, were $9,599 relating to finance costs, $299 relating to accretion expense on decommissioning liability and $110 relating to interest income. Included in the amount for the three months ended March 31, 2018, were $9,633 relating to finance costs, $166 relating to accretion expense on decommissioning liability and $99 relating to interest income. Finance costs are consistent with the same period in 2018 as the majority relates to interest expense over the secured notes payable which were consistent in both periods.

Foreign exchange gains (losses)

Foreign exchange gains for the three months ended March 31, 2019 were $8,647 compared to a loss of $10,376 for the same period in 2018. The foreign exchange gain for the three months ended March 31, 2019 was a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollars at the spot rate at the three months ended March 31, 2019. The spot rate at March 31, 2019 was $1.3349/US$1 compared to $1.3624/US$1 at December 31, 2018. The opposite trend existed in the three months ended March 31, 2018 period.

INCOME AND MINING TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

The Company’s current tax expenses are associated with mining royalty taxes in the Northwest Territories. There are no other current tax expenses for income tax purposes, as there are significant losses carried forward that are available to offset current taxable income.

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FINANCIAL POSITION AND LIQUIDITY

The Company originally funded its share of the construction and commissioning costs of the GK Mine through a combination of equity and a project lending facility (the previous “Loan Facility”). In December 2017, the Company terminated its previous Loan Facility through the issuance of US$330 million in second lien secured notes payable. Concurrent with the closing of the secured notes payable, the Company entered into an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years.

The RCF is subject to a quarterly commitment fee between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. As at March 31, 2019, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following financial covenants are calculated on a quarterly basis, of which the first three are required to be met, in order for the RCF to remain available:

•	Total leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including December 31, 2019; and 4:1, thereafter until the maturity date.
•	A ratio of EBITDA to interest expense no less than 2.25:1; and
•	A tangible net worth that is no less than 75% of the tangible net worth as reflected in the September 30, 2017 financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.
•	Permitted distributions (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 2.75:1 in 2018, 2.25:1 in 2019, and 1.75:1 in 2020. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement.

The Company is in compliance with all financial covenants in order to remain available as at March 31, 2019.

The indenture governing the secured notes payable contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

Cash flow (used in) provided by operating activities, including changes in non-cash working capital for the three months ended March 31, 2019 were ($8,880) compared to $1,759 for the same period in 2018. The increase in cash used for the three months ended March 31, 2019 was a result of the earnings from mine operations decreasing to $10,160 from $24,565. The net income for the three months ended March 31, 2019 also included a significantly higher amount of cash used in exploration activities growing to $3,622 compared to $871 for the same period in 2018. Also, the three months ended March 31, 2019 had an increase of cash used for inventories. The cash used for inventories for the three months ended March 31, 2019 was $34,821 compared to $33,184 for the same period in 2018. Due to the remote location of the GK Mine site, a winter ice road is typically utilized during the first three months of each year. As a result, the Company invests significantly in supplies inventory during the first quarter of each reporting year, which is then utilized over the balance of the year. Although the net income for the three months ended March 31, 2019 was $2,497, significant areas which were non-cash expenses included foreign exchange gains of $8,647, depreciation and depletion of $15,854, and share-based payment expense of $219.

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Cash flows used in investing activities for the three months ended March 31, 2019 were $10,320 compared to $16,098 for the same period in 2018. For the three months ended March 31, 2019, the outflow for the purchase of property, plant and equipment of the GK Mine were $10,430 compared to $8,697 for the same period in 2018. For the three months ended March 31, 2019, the amount of cash used in the acquisition of property, plant and equipment was offset by $110 of interest income, compared to $99 for the same period in 2018. Also, during the comparative three months ended March 31, 2018, prior to the Kennady Diamonds acquisition which closed on April 13, 2018, the Company acquired equity securities in Kennady Diamonds Inc., by way of a private placement, with a total of $7,500 of cash used in the investment.

Cash flows used in financing activities for the three months ended March 31, 2019 were $233 compared to $187 for the same period in 2018. Cash flows used in financing activities for the three months ended March 31, 2019, related to stand-by charges on the RCF, and payment of lease liabilities. Under the terms of the secured notes payable, interest payments occur semi-annually, and as such will result in the June and December quarters having significantly higher cash outflows under financing activities. Cash flows from financing activities for the three months ended March 31, 2018 related to stand-by charges on the RCF.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE CURRENT PERIOD

Significant accounting policies adopted in the current period are disclosed in Note 3 of the financial statements.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Significant accounting judgments, estimates and assumptions are disclosed in Note 4 of the financial statements.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

Standards and amendments to existing standards are disclosed in Note 3 (ii) of the financial statements

RELATED PARTY TRANSACTIONS

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. During the year ended December 31, 2018, Dermot Desmond and Bottin transferred all owned shares of the Company to Vertigol. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) was also a related party since the Company and Kennady Diamonds had a common member of key management, until the date of acquisition on April 13, 2018. International Investment and Underwriting Unlimited (“IIU”) is also a related party since it is ultimately beneficially owned by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Vertigol, IIU, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and pre-production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

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Between 2014 and 2016, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at March 31, 2019, the Company’s share of the letters of credit issued were $23.4 million (December 31, 2018 - $23.4 million).

The balances as at March 31, 2019 and December 31, 2018 were as follows:

	March 31,	December 31,
	2019	2018
Payable De Beers Canada Inc. as the operator of the GK Mine*	$ 1,119	$ 1,430
Payable to De Beers Canada Inc. for interest on letters of credit	352	351
Payable to International Investment and Underwriting	13	-
Payable to key management personnel	74	57

*included in accounts payable and accrued liabilities

The transactions for the three months ended March 31, 2019 and 2018 were as follows:

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018
The total of the transactions:
Kennady Diamonds	$ -	$ 23
International Investment and Underwriting	13	13
Remuneration to key management personnel	677	681
Diamonds sold to De Beers Canada Inc.	2,875	-
Diamonds purchased from De Beers Canada Inc.	5,158	7,367
Finance costs incurred from De Beers Canada Inc.	172	173
Management fee charged by the Operator of the GK Mine	1,038	1,038

The remuneration expense of directors and other members of key management personnel for the three months ended March 31, 2019 and 2018 were as follows:

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018
Consulting fees, payroll, director fees, bonus and other short-term benefits	$ 518	$ 369
Share-based payments	172	325
	$ 690	$ 694

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$ 1,287	$ -	$ -	$ -	$ 1,287
Gahcho Kué Diamond Mine operating lease obligations	618	512	184	-	1,314
Revolving credit facility stand by charges	826	585	-	-	1,411
Notes payable - Principal	-	-	413,739	-	413,739
Notes payable - Interest	33,559	67,210	33,559	-	134,328
Forward Exchange Contracts:
(Inflows)	(40,193)	-	-	-	(40,193)
Outflows	40,047	-	-	-	40,047
	$ 36,144	$ 68,307	$ 447,482	$ -	$ 551,933

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SUBSEQUENT EVENT

Subsequent to the three months ended March 31, 2019, the Company executed foreign currency forward contracts to buy Canadian dollars and sell U.S. dollars for the period from July 8, 2019 to December 4, 2019 for notional amounts of US$20,000 or $26,804 with a weighted average price of $1.3402/US$1.

NON-IFRS MEASURES

The MD&A refers to the terms “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBITDA)”. Each of these is a non-IFRS performance measure and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.

Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents. Adjusted EBITDA margin is used by management to analyze the operational margin % on cash flows of the Company.

The following table provides a reconciliation of the Adjusted EBITDA and Adjusted EBITDA margin with the net income on the consolidated statements of comprehensive income:

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018

Net income for the period	$ 2,497	$ 67
Add/deduct:
Non-cash depreciation and depletion	15,799	13,083
Share-based payment expense	218	424
Net finance expenses	9,788	9,700
Derivative gains	(401)	(515)
Current and deferred income taxes	402	500
Unrealized foreign exchange (gains) losses	(8,576)	10,376
Adjusted earnings before interest, taxes, depreciation and depletion (Adjusted EBITDA)	$ 19,727	$ 33,635
Sales	60,696	66,565
Adjusted EBITDA margin	33%	51%

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The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the consolidated statements of comprehensive income:

		Three months ended	Three months ended
(in thousands of Canadian dollars, except where otherwise noted)		March 31, 2019	March 31, 2018

Cost of sales production costs		$28,786	18,914
Timing differences due to inventory and other non-cash adjustments		$11,305	10,117
Cash cost of production of ore processed, net of capitalized stripping		$40,091	29,031
Cash costs of production of ore processed, including capitalized stripping		$47,381	29,410

Tonnes processed	kilo tonnes	427	385
Carats recovered	000's carats	777	804

Cash costs of production per tonne of ore, net of capitalized stripping		$94	75
Cash costs of production per tonne of ore, including capitalized stripping		$111	76
Cash costs of production per carat recovered, net of capitalized stripping		$52	36
Cash costs of production per carat recovered, including capitalized stripping		$61	37

Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risk that the production from the mine will not be consistent with the Company’s expectation;
•	risk that production and operating costs are not within the Company’s estimates;
•	risk of lack of operating history and new mining operation;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to foreign exchange fluctuations, prices of diamond, and emergence of lab grown diamonds;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's lack of operating history;
•	risks related to failure of its joint venture partner;
•	risks relating to complying with the covenants in our revolver credit facility;
•	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
•	risks related to environmental regulation, permitting and liability;
•	risks related to legal challenges to operating permits that are approved and/or issued;
•	political and regulatory risks associated with mining, exploration and development;

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•	the ability to operate the Company’s GK Mine on an economic basis;
•	aboriginal rights and title;
•	failure of plant, equipment, processes and transportation services to operate as anticipated;
•	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange and the NASDAQ under the symbol MPVD.

At May 8, 2019, there were 210,109,142 shares issued, 2,980,000 stock options and 362,331 restricted share units outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures and internal control over financial reporting

As of March 31, 2019, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation and as of March 31, 2019, the CEO and CFO concluded that:

• the disclosure controls and procedures were designed effectively to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required;

• such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during the quarter ended March 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, with the exception of the additional controls over the IFRS 16 requirements as they pertain to leases both at the corporate and operations level. As the IFRS 16 requirements were adopted on January 1, 2019, management has implemented effective internal controls over this area in the current period.

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 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in this MD&A and in Mountain Province's most recent Annual Information Form filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 (“Guide 7”) promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies pursuant to Guide 7.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Guide 7 standards in documents filed with the SEC pursuant to Guide 7.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Guide 7.

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